82-34631

JCDecaux



05005737

RECEIVED
2005 FEB 10 P 3:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

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Neuilly-sur-Seine, 7th February 2005

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated 2nd February 2005 in relation to JCDecaux 2004 turnover

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

2/15

JCDecaux

2004 TURNOVER: €1,631.4 MILLION
DRIVEN BY A STRONG ORGANIC GROWTH OF 6.2%

Out of Home Media

Paris, 2 February 2005 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, today announced 2004 revenues of €1,631.4 million, an increase of 5.7% compared with 2003. Organic revenue growth of 6.2% for the year, excluding acquisitions and the impact of foreign exchange, was ahead of the Group's forecast announced in October. This reflects a strong acceleration in the second half, which culminated in a solid fourth quarter in which revenues increased by 6.8% organically.

These results were driven by strong organic revenue performance in all divisions, particularly in Transport where the business has reported double-digit organic growth since the second quarter.

JCDecaux's organic revenue growth reflects the company's ability to outperform the advertising market, which grew by 6.0% in 2004, according to Carat's latest survey (January 2005).

Full Year Revenues	2004 (€m)	2003 (€m)	Change (%)	Organic growth[1] (%)
Street Furniture	885.0	837.0	5.7%	5.3%
Billboard	433.6	427.6	1.4%	4.4%
Transport	312.8	279.2	12.0%	11.5%
Total Group	**1,631.4**	**1,543.8**	**5.7%**	**6.2%**

(1) excluding acquisitions/divestitures and foreign exchange variations

Q4 Revenues	2004 (€m)	2003 (€m)	Change (%)	Organic growth[1] (%)
Street Furniture	259.5	246.3	5.4%	5.4%
Billboard	115.3	115.4	0.0%	3.9%
Transport	88.9	76.0	16.9%	15.7%
Total Group	**463.8**	**437.7**	**6.0%**	**6.8%**

(1) excluding acquisitions/divestitures and foreign exchange variations

Street Furniture revenues grew by 5.7% to €885.0 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 5.3%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of Street Furniture contracts, increased by 6.9% organically.

The Street Furniture business benefited from a buoyant advertising market in most European countries, with particularly strong growth in the United Kingdom and Portugal, which benefited from the increase in advertising during the Euro Cup. France and Spain reported moderate growth in advertising revenues. Germany and the Netherlands returned to revenue growth after a difficult year in 2003.
North America and Asia-Pacific reported double-digit revenue increase, supported by the growing sales contribution from new contracts in Chicago, Vancouver, Seoul, Bangkok and the Japanese shopping malls.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Billboard revenues increased by 1.4% to €433.6 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 4.4%. The upturn in advertising in Europe boosted the Group's performance in the Portuguese, Italian, and most Central European markets where double-digit organic growth was reported. United Kingdom reported a steady revenue growth and France also benefited, to a lesser extent, from an improved advertising environment.

Transport revenues grew by 12.0% to €312.8 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 11.5%. Following two difficult years, 2004 showed strong signs of recovery. Spain, Portugal, Norway and Germany grew by double-digits as well as Hong Kong which benefited from the upturn in the advertising market.
France showed a solid revenue growth throughout the year, supported by a very strong fourth quarter. In the United Kingdom and the United States, revenues benefited from an acceleration in the second half, and reported moderate growth over the year.

Commenting on the Group's revenue performance, Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said:

"2004 was a year of strong organic growth across all of our activities, with an acceleration in the second half, allowing us to outperform the advertising market.
The Group's revenues for the year exceeded our expectations, reflecting the more favourable advertising market coupled with an increased contribution from our new contracts in the United States and Asia-Pacific, successful sales and marketing initiatives and a rise in airport passenger traffic.

While the lower margin Transport division made a significant contribution to revenue growth, the company's operating margin will be enhanced by the positive revenue performance of the Group as a whole.
As in previous years, we will comment on current trading conditions and the outlook for 2005 when we issue our 2004 results on 16 March."

Next information:
2004 Annual Results: 16 March 2005 (before market)

Key Figures for the Group
- *2004 revenues: €1631.4 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.